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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of April 2003

                           NATIONAL CONSTRUCTION INC.
                           --------------------------
                              (Name of Registrant)

                     3000 Matte Blvd., Brossard, QC J4Y 2H5
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F.   Form 20-F xxx  Form 40-F
                                                   ---           ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.   Yes    No xxx
           ---   -----

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the registration statements (333-11204 and 333-12664) and to be a part of such prospectuses from the date of the filing hereof.

April 2003 Information
----------------------

1. April information- April 11: "National Announces Resignation of CFO".
2. April information- April 17: "National Construction Announces Temporary Lay-Offs".

                                    SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

               National Construction Inc. -- SEC File No. 0-27144
               --------------------------------------------------
                                  (Registrant)


Date: May 7, 2003                        By:/s/ Keith F. Eaman
                                           -----------------------------------
                                             Keith F. Eaman, Chairman



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National Announces Resignation Of CFO

18:19 EDT Friday, April 11, 2003

BROSSARD, QUEBEC--National Construction Inc. (TSX Venture Exchange: NAT, OTCBB:
NATS) ("National" or the "Company") announces that Chief Financial Officer Ian Wetherly has resigned from National Construction Inc. to pursue other interests. Mr. Wetherly has agreed to stay on in a consulting capacity until a suitable replacement is found.
About National Construction Inc.
National Construction Inc. ("National") is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the petrochemical and chemical, oil and natural gas, energy, pulp and paper, and mining and metallurgy sectors. National also provide maintenance services for operating facilities in the petrochemical industry.
National currently has three subsidiaries, National Construction Group Inc., Auprocon Limited and Entretien Industriel N-S Inc. all of which are wholly-owned. The TSX Venture Exchange and the NASD OTC Bulletin Board have not reviewed and do not accept responsibility for the adequacy or accuracy of this press release.
This press release may contain forward-looking statements relating to National. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the Company's inability to meet the conditions required by and the continued listing requirements of the OTC Bulletin Board, delays in product development, undetected software errors and bugs, competitive pressures, technical difficulties, market acceptance, changes in customer requirements, and general economic conditions, and other risks and uncertainties as described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission and the Ontario Securities Commission.
FOR FURTHER INFORMATION PLEASE CONTACT: National Construction Inc., Ian G. Wetherly, Chief Financial Officer, (450) 444-2405 ext. 241


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National Construction Announces Temporary Lay-Offs

20:47 EDT Thursday, April 17, 2003

BROSSARD, QUEBEC--National Construction Inc. (TSX Venture Exchange: NAT, OTCBB:
NATS) ("National" or the "Company") today announced it has laid-off seven office employees for a temporary period including Andre Przybylowski, Vice-President, Operations and Michel Dupont, Vice-President, Turnkey Projects due to a lack of work in the construction service and turn-key divisions.
"Our maintenance business continues to perform very well and we will be focusing on growing this part of our business in the near future" Cormier advised.
About National Construction Inc.
National Construction Inc. ("National") is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the petrochemical and chemical, oil and natural gas, energy, pulp and paper, and mining and metallurgy sectors. National also provide maintenance services for operating facilities in the petrochemical industry.
National currently has three subsidiaries; National Construction Group lnc, Auprocon Limited and Entretien Industriel N-S lnc. all of which are wholly-owned.
The TSX Venture Exchange and the NASD OTC Bulletin Board have not reviewed and do not accept responsibility for the adequacy or accuracy of this press release. This press release may contain forward-looking statements relating to National. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the Company's inability to meet the conditions required by and the continued listing requirements of the OTC Bulletin Board, delays in product development, undetected software errors and bugs, competitive pressures, technical difficulties, market acceptance, changes in customer requirements, and general economic conditions, and other risks and uncertainties as described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission and the Ontario Securities Commission.
FOR FURTHER INFORMATION PLEASE CONTACT: National Construction Inc., Jean Cormier, President, (450) 444-2405 ext. 208


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